HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO 80203

_________	harttrinen@aol.com
(303) 839-0061	Fax: (303) 839-5414

September 3, 2021

Kevin Dougherty

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	VetaNova, Inc.
Registration Statement on Form S-1
File No. 0333-258344

This office represents VetaNova, Inc. (the “Company”). Amendment No. 2 to the Company’s Registration Statement on Form S-1 has been filed with the Commission. The following are the Company’s responses to the comments received from the staff by letter dated August 19, 2021.

The numbers below correspond to the paragraph numbers in the staff’s comment letter. The numbers under the “Page No.” column indicated the page number of the Registration Statement where the responses to the staff's comments can be found.

Page No.

1.	Comment complied with.	Cover Page

2.	Comment complied with.	6-30-21
Financial Statements

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & HART, LLC

/s/ William T. Hart
William T.Hart